

September 30, 2010

Doug Clark
President
Innovative Product Opportunities Inc.
730 Gana Court
Mississauga, Ontario
Canada L5S 1P1

> **Re:** **Innovative Product Opportunities Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 22, 2010**
> **File No. 333-167667**

Dear Mr. Clark:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Financial Disclosure or Plan of Operation, page 22

Management's Strategic Vision, page 23

1. We note your revised disclosure in response to comment two in our letter dated September 20, 2010. Please quantify your prospective advertising costs, as previously requested. In this regard, we note your reference to "advertising costs" on page 24.

2. In addition, we note your statement that you expect to spend $25,000 over the next 12 months for legal, accounting and related services, as well as your statement that your chief executive officer will advance you $25,000 to "start implementing [y]our business plan." Given that the advance from your chief executive officer will cover your legal, accounting and related services, please explain how you will fund the implementation of

your business plan. To the extent you do not know when you are going to attract customers and as a result, when, if ever, you will generate revenues, please state as much.

Operating Capital and Capital Expenditure Requirements, 24

3. Your disclosure in the first two sentences appears to conflict in that, on the one hand, you state that you "have funded [y]our initial operations" and, in the next sentence, you state that you "have no cash to fund [y]our initial operations." If you mean to state that you currently have no funds to *continue* to fund your operations, please state as much.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 5551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Peter J. Gennuso, Esq.
        Via Facsimile